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AB 3/15

SEC MAIL RECEIVED PROCESSING
FEB 27 2006
WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48873

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Parallax Fund, L.P.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Battery Street, 6th Floor

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Krouse **(415) 445-6646**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

PROCESSED
APR 26 2006
THOMSON FINANCIAL

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

RF 4/25

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Thomas Krouse**, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statements and supporting schedules pertain to the firm of **Parallax Fund, L.P.**, as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

State of California
County of San Francisco

Subscribed and sworn to before me
This 23 day of February 2006

Notary Public

LEAH M. RESCATE
Commission # 1632250
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition (including schedule of investments).
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from Sec Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARALLAX FUND, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

INDEPENDENT AUDITORS' REPORT

To the Partners
Parallax Fund, L.P.

We have audited the accompanying statement of financial condition of Parallax Fund, L.P., including the schedule of investments, as of December 31, 2005. This financial statement is the responsibility of the general partner. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the general partner, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Parallax Fund, L.P. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
February 21, 2006

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms
The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

Assets	
Cash	$ 232,296
Securities owned, at fair value	524,822,476
Receivable from broker-dealers and clearing organizations	36,125,782
Furniture, equipment and leasehold improvements, net	355,912
Other assets	56,614
Total assets	$ 561,593,080
Liabilities and Partners' Capital	
Securities sold short, at fair value	$ 476,882,718
Payable to broker-dealers and clearing organizations	1,210,536
Due to limited partners	17,984,740
Accounts payable and accrued expenses	1,865,415
Deferred compensation payable	1,611,001
Total liabilities	499,554,410
Partners' capital	62,038,670
Total liabilities and partners' capital	$ 561,593,080

See Accompanying Notes to Financial Statements

1. *Nature of Operations and Summary of Significant Accounting Policies*

Parallax Fund, L.P. (the Partnership) is a limited partnership formed in 1996 under the laws of the State of California. The Partnership is a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the Pacific Exchange and of the International Securities Exchange, and a participant of the Boston Options Exchange. The Partnership operates as a market maker in certain securities as defined by Rule 15c3-1 of the Securities Exchange Act of 1934. The Agreement of Limited Partnership governs the Partnership's investment and operating activities. Jesaga, LLC, a California limited liability company, serves as general partner.

Securities transactions: Securities owned and securities sold short are recorded on a trade date basis. Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales prices on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the latest quoted bid prices, except for short positions, for which the last quoted ask prices are used. Option contracts are stated at the average of "last bid and ask" prices available.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization of $387,087. Furniture and equipment are depreciated straight-line over estimated useful lives ranging from five to seven years. Leasehold improvements are amortized straight-line over five years.

Income taxes: No provision has been made for income taxes because the taxable income of the Partnership is included in the income tax returns of the partners.

Use of estimates: The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require that the general partner make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. ***Cash***

Cash consists of demand deposits with commercial banks which at times may exceed the limits of insurance coverage. The Partnership has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

3. ***Securities Owned and Sold Short***

Marketable securities owned and sold short consist of trading and investment securities reported at fair values, as follows:

	Owned	Sold Short
Common stocks	$ 403,603,700	$ 303,372,245
Options	121,218,776	173,510,473
	$ 524,822,476	$ 476,882,718

4. ***Amounts Receivable From and Payable to Broker-Dealers and Clearing Organizations***

Amounts receivable from and payable to broker-dealers and clearing organizations as of December 31, 2005 are as follows:

	Receivable	Payable
Receivable from clearing broker	$ 35,567,850	$ -
Interest	406,720	428,399
Dividends	151,212	782,137
	$ $36,125,782	$ 1,210,536

The receivable from clearing broker consists of cash deposits in the Partnership's trading account, net of payables to clearing broker for unsettled trades, and includes open equity in futures transactions. Withdrawal of cash deposits may be restricted from time-to-time to the extent that the Partnership has sold securities short. In the normal course of business, the balance in the trading account can reflect net amounts due to or from the clearing broker. Interest and dividends payable are included in the accounts payable and accrued expenses on the accompanying statement of financial condition. Generally, interest on the outstanding balances is earned at money market rates and paid at broker call rates.

5. ***Employee Profit Sharing Plan***

The Partnership maintains an employee profit sharing plan covering all of its eligible employees. The Partnership contributes to the plan at the discretion of the general partner. Vesting takes place at a rate of 25% of the contributed balance per year.

6. ***Deferred Compensation Plan***

The Partnership maintains a deferred compensation plan for its eligible employees. Vesting takes place at a rate of 25% of the contributed balance per year. The Partnership contributes to the plan at the discretion of the general partner.

7. *Financial Instruments with Off-Balance-Sheet Risk*

The Partnership enters into transactions involving derivatives consisting of futures and exchange-traded options carried at fair value. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Partnership clears all its options and futures transactions through Bear, Stearns Securities Corporation.

An option contract provides the option purchaser with the right, but not the obligation, to buy or sell the underlying security. The option writer is obligated to buy or sell the underlying security if the option purchaser chooses to exercise. The Partnership is required to settle its exchange-traded option positions on a daily basis. Option contracts purchased or written are reported at fair value. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for option contracts is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Partnership has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date ("sold short"). The Partnership has recorded these obligations at fair value in the financial statements at December 31, 2005 and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

8. *Net Capital Requirements*

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Partnership had net capital of $26,644,575, which was $25,133,129 in excess of its required net capital of $1,511,446. The Partnership's aggregate indebtedness to net capital ratio was 0.85 to 1.

9. Subsequent Events

During January and early February 2006, limited partner capital contributions totaled $3,380,000. During the same period, general partner contributions totaled $95,825.

10. *Schedule of Investments*

Securities owned	
Common stocks - U.S.	
Business and consumer services	
Tyco International, Ltd. (195,034 Shares)	$ 5,628,681
Other	971,475
Total business and consumer services	6,600,156
Manufacturing	
Caterpillar, Inc. (107,700 Shares)	6,221,829
Dana Corp. (19,824 Shares)	340,799
Other	9,373,984
Total manufacturing	15,936,612
Technology	
Google, Inc (130,989 Shares)	54,342,097
Apple Computer, Inc (523,916 Shares)	37,664,321
First Data Corp. (392,800 Shares)	16,894,328
Yahoo!, Inc. (156,351 Shares)	6,125,832
Other	9,772,544
Total technology	124,799,122
Banking and financial	
American Express, Inc (102,059 Shares)	5,251,956
Bank of America Corp. (109,579 Shares)	5,057,071
Citigroup, Inc (98,596 Shares)	4,784,864
MBIA, Inc (63,901 Shares)	3,844,284
Other	6,919,445
Total banking and financial	25,857,620
Media	
Pixar (115,553 Shares)	6,091,954
Other	4,812,883
Total media	10,904,837
Retail	
Sears Holding Corporation (183,200 Shares)	21,165,096
Whole Foods Market, Inc. (122,600 Shares)	9,488,014
Other	11,328,758
Total retail	41,981,868
Automotive and transportation	2,273,842
Construction	
KB Home (32,500 Shares)	2,361,450
Other	7,635,356
Total construction	9,996,806

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Securities owned - continued from previous page

Energy and utilities	
ConocoPhillips (210,150 Shares)	12,226,527
Transocean, Inc. (74,000 Shares)	5,157,060
Other	36,177,320
Total energy and utilities	53,560,907
Electronics and semiconductors	
SanDisk Corporation (153,305 Shares)	9,630,620
Intel Corporation (367,997 Shares)	9,185,205
Semiconductor Holders Trust (132,150 Shares)	4,841,976
Other	10,716,584
Total electronics and semiconductors	34,374,385
Healthcare	4,156,343
Telecommunications equipment and services	
Crown Castle Intl Corp. (199,100 Shares)	5,357,781
Other	9,317,298
Total telecommunications equipment and services	14,675,079
Pharmaceuticals	
Biogen Idec, Inc. (91,600 Shares)	4,152,228
Pharmaceutical Holders Trust (52,600 Shares)	3,664,116
Cephalon, Inc. (47,849 Shares)	3,097,744
Elan Corp. plc (138,842 Shares)	1,934,069
Other	12,106,591
Total pharmaceuticals	24,954,748
Insurance	2,862,119
Metals	
Newmont Mining Corp. (66,850 Shares)	3,569,750
Others	7,019,415
Total metals	10,589,165
Food, restaurant and lodging	
McDonald's Corp. (196,300 Shares)	6,619,236
Wendys International, Inc. (67,600 Shares)	3,741,102
Others	4,242,600
Total food, restaurant and lodging	14,602,938
Real estate	1,904,318
Others	3,572,835
Total common stocks - U.S. (651% of partners' capital)	403,603,700

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Securities owned - continued from previous page

Options - U.S.	
Business and consumer services	
Call Chicago Mercantile Exchange Holdings, Inc. (Various Strikes & Expirations, 454 Contracts)	6,018,243
Put Chicago Mercantile Exchange Holdings, Inc. (Variouse Strikes & Expirations, 240 Contracts)	1,062,350
Others	1,725,482
Total business and consumer services	8,806,075
Manufacturing	915,693
Technology	
Call Google, Inc. (Various Strikes & Expirations, 1,877 Contracts)	20,826,778
Put Google, Inc. (Various Strikes & Expirations, 2,105 Contracts)	3,659,670
Call Apple Computer, Inc. (Various Strikes & Expirations, 4,149 Contracts)	6,094,525
Put Apple Computer, Inc. (Various Strikes & Expirations, 8,644 Contracts)	649,235
Other	5,049,255
Total technology	36,279,463
Banking and financial	6,382,264
Media	1,399,160
Retail	
Call Sears Holding Corporation (Various Strikes & Expirations, 3,096 Contracts)	1,728,200
Put Sears Holding Corporation (Various Strikes & Expirations, 3,195 Contracts)	1,866,355
Others	4,743,513
Total retail	8,338,068
Automotive and transportation	
Call General Motors, Inc. (Various Strikes & Expirations, 2,248 Contracts)	81,725
Put General Motors, Inc. (Various Strikes & Expirations, 11,590 Contracts)	6,155,973
Others	4,435,218
Total automotive and transporation	10,672,916
Construction	
Call KB Home (Various Strikes & Expirations, 790 Contracts)	2,294,425
Put KB Home (Various Strikes & Expirations, 1,100 Contracts)	57,250
Others	2,015,228
Total construction	4,366,903
Energy and utilities	13,608,551
Electronics and semiconductors	6,328,603
Healthcare	1,741,978
Telecommunications equipment and services	1,640,590
Pharmaceuticals	7,595,343
Insurance	828,070

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Securities owned - continued from previous page

Metals	4,620,325
Food, restaurant and lodging	652,505
Real estate	169,985
Others	
Call NASDAQ-100 (Various Strikes & Expirations, 1,050 Contracts)	1,065,250
Put NASDAQ-100 (Various Strikes & Expirations, 3,041 Contracts)	3,559,405
Other	2,247,629
Total others	6,872,284
Total options - U.S. (195% of partners' capital)	121,218,776
Total securities owned (846% of partners' capital)	$ 524,822,476

Securities sold short	
Common stocks - U.S.	
Business and consumer services	
Paychex, Inc. (345,872 Shares)	$ 13,184,641
Chicago Mercantile Exchange Holdings, Inc. (8,093 Shares)	2,974,097
Other	659,977
Total business and consumer services	16,818,715
Manufacturing	4,759,957
Technology	
International Business Machines Corp. (49,104 Shares)	4,036,349
Apple Computer, Inc. (53,000 Shares)	3,810,170
Other	9,990,819
Total technology	17,837,338
Banking and financial	
The Goldman Sachs Group, Inc. (90,100 Shares)	11,506,671
Merrill Lynch & Co. Inc. (92,155 Shares)	6,241,658
Lehman Brothers Holdings, Inc. (29,700 Shares)	3,806,649
Other	8,125,998
Total banking and financial	29,680,976
Media	1,632,692
Retail	
AutoNation, Inc. (200,000 Shares)	4,346,000
Other	8,873,292
Total retail	13,219,292

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Securities sold short - continued from previous page

Automotive and transportation	
Southwest Airlines Co. (266,828 Shares)	4,383,984
AMR Corp-Del (73,200 Shares)	1,627,236
Other	6,045,637
Total automotive and transportation	12,056,857
Construction	
KB Home (63,489 Shares)	4,613,111
Other	4,675,759
Total construction	9,288,870
Energy and utilities	
Energy Select Sector SPDR (685,000 Shares)	34,462,350
Schlumberger Ltd. (129,500 Shares)	12,580,925
GlobalSantafe Corporation (181,000 Shares)	8,715,150
Oil Service Holders Trust (49,850 Shares)	6,425,665
Burlington Resources, Inc. (62,150 Shares)	5,357,330
Suncor Energy, Inc. (70,000 Shares)	4,419,100
Devon Energy Corporation (62,410 Shares)	3,903,121
TXU Corp. (73,280 Shares)	3,677,923
Other	11,929,750
Total energy and utilities	91,471,314
Electronics and semiconductors	
International Game Technology (128,497 Shares)	3,955,138
Other	10,982,053
Total electronics and semiconductors	14,937,191
Healthcare	
Johnson & Johnson (59,003 Shares)	3,546,080
Other	1,948,649
Total healthcare	5,494,729
Telecommunications equipment and services	
Research In Motion Ltd. (106,427 Shares)	7,025,246
Qualcomm, Inc. (142,470 Shares)	6,137,608
Other	4,831,516
Total telecommunications equipment and services	17,994,370
Pharmaceuticals	
Biotech Holders Trust (20,000 Shares)	4,011,800
Others	7,093,404
Total pharmaceuticals	11,105,204
Insurance	5,579,768

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Securities sold short - continued from previous page

Metals	
Sigma-Aldrich Corp. (67,295 Shares)	4,259,101
United States Steel Corporation (70,702 Shares)	3,398,645
Other	9,122,198
Total metals	16,779,944
Food, restaurant and lodging	3,939,131
Real estate	512,896
Others	
iShares Russell 2000 Index (373,437 Shares)	24,904,514
iShares Nasdaq Biotechnology (62,000 Shares)	4,788,880
Others	569,607
Total others	30,263,001
Total common stocks - U.S. (489% of partners' capital)	303,372,245
Options - U.S.	
Business and consumer services	2,034,630
Manufacturing	3,393,392
Technology	
Call Google, Inc. (Various Strikes, 3,372 Contracts)	33,507,595
Put Google, Inc. (Various Strikes, 1,761 Contracts)	1,425,760
Call Apple Computer, Inc. (Various Strikes, 9,990 Contracts)	24,902,255
Put Apple Computer, Inc. (Various Strikes, 3,265 Contracts)	737,218
Other	8,022,585
Total technology	68,595,413
Banking and financial	7,996,598
Media	2,870,370
Retail & capital goods	
Call Sears Holdings Corporation (Various Strikes & Expirations, 6,298 Contracts)	4,856,415
Put Sears Holdings Corporation (Various Strikes & Expirations, 1,158 Contracts)	1,363,120
Other	7,445,552
Total retail & capital goods	13,665,087
Automotive and transportation	
Call General Motors, Inc. (Various Strikes & Expirations, 3,882 Contracts)	18,613
Put General Motors, Inc. (Various Strikes & Expirations, 17,254 Contracts)	7,054,233
Others	3,125,924
Total automotive and transporation	10,198,770

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Securities sold short - continued from previous page

Construction	
Call KB Home (Various Strikes & Expirations, 990 Contracts)	2,142,550
Put KB Home (Various Strikes & Expirations, 675 Contracts)	177,750
Others	2,109,685
Total construction	4,429,985
Energy and utilities	11,454,953
Electronics and semiconductors	
Call SanDisk Corporation (Various Strikes & Contracts, 2,498 Contracts)	4,680,260
Put SanDisk Corporation (Various Strikes & Contracts, 979 Contracts)	161,720
Other	6,116,348
Total electronics and semiconductors	10,958,328
Healthcare	4,613,791
Telecommunications equipment and services	7,021,660
Pharmaceuticals	12,183,303
Insurance	2,088,518
Metals	5,488,998
Others	6,516,677
Total Options - U.S. (279% of partners' capital)	173,510,473
Total securities sold short (769% of partners' capital)	$ 476,882,718